VIA U.S. MAIL AND EDGAR
October 23, 2009
Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C. 20549
Re:	Ardea Biosciences, Inc. Form 10-K for the year ended December 31, 2008 Filed March 13, 2009 File No. 001-33734 DEF14A Filed April 16, 2009 File No. 001-33734
Dear Mr. Riedler:
On behalf of Ardea Biosciences, Inc. (the “Company”), I confirm receipt on October 9, 2009 of your comment letter regarding the Company’s response to the Staff’s initial comment letter concerning the Company’s Form 10-K for the year ended December 31, 2008 and DEF14 filed April 16, 2009, each as described above. Set forth below is our response to your subsequent comment letter. To assist in your review, we have retyped in italics below the text of the Staff’s comment.
DEF14A
Compensation Discussion and Analysis, page 21
Elements of Executive Compensation, page 22
Annual Performance-Based Bonus, pages 23-24
Comment: 1. We note that your proposed disclosure identifies the 2009 individual performance goals for each of Mr. Beck, Mr. Krueger and Ms. Manhard. To the extent that any of these goals are quantifiable, please provide revised disclosure setting forth the numerical or percentage target level of achievement. For instance, with respect to Mr. Beck, we note that one of his performance goals is to achieve operating expense and cash management target levels.

4939 Directors Place, San Diego, CA 92121
Tel (858)652-6500 Fax (858) 625-0745	www.ardeabio.com

Response:
Below is the proposed sample disclosure for inclusion in the Company’s next proxy statement that the Company provided in its first response, modified to address the Staff’s subsequent comment.
“Each executive’s individual performance goals are determined by the Compensation Committee and Dr. Quart. The goals relate specifically to each individual’s job function and generally encompass for each individual the following:

Named Executive Officer	Goal Description

John W. Beck Sr. Vice President, Finance & Operations, Chief Financial Officer	• For the year ended December 31, 2009, achieve an expense level of less than $___, as it may be adjusted by the Board of Directors from time to time
• Improve and maintain accounting, disclosure and forecasting systems, SEC compliance standards, risk management and media relations
• Maintain effective management, development and leadership of staff

Christopher W. Krueger Sr. Vice President, Chief Business Officer	• Identify, execute and manage collaborative and strategic relationships
• Manage legal matters and business development projects and related budgets
• Maintain effective management, development and leadership of staff

Kimberly J. Manhard Sr. Vice President, Regulatory Affairs & Development Operations	• Achieve clinical development and regulatory goals and milestones, as publicly disclosed from time to time
• Manage clinical development projects, maintain regulatory applications and communications and related budgets
• Manage and maintain compliance for manufacturing, laboratory and clinical functions
• Maintain effective management, development and leadership of staff

In determining actual performance, the Compensation Committee does not place specific weightings on the goals noted above, but performs, with input from Dr. Quart, a holistic and subjective assessment of each individual executive officer’s performance against these goals, taking into account the relative importance to the Company of each goal. As with the achievement of corporate goals, the percentage of individual goals achieved can range in value between 0% and 150%. To the extent individuals meets their individual goals, the value would be 100%. As performance falls short of or exceeds the goals, values will fall below or above 100%, subject to the 150% maximum. An individual must meet at least 50% of his or her individual performance goals in order to receive any portion of the bonus award attributable to individual performance goals. The Compensation Committee believes that the objectives underlying the individual goals for each named executive officer are significant and meaningful to the Company’s performance and value and, therefore, are reasonably difficult to attain.
After making the determinations described above, individual bonuses under the 2009 Bonus Plan are then calculated as follows:
Bonus = X+Y, where
X = (Base Salary x % Target x % of corporate goals achieved x 75%)
Y = (Base Salary x % Target x % of individual goals achieved x 25%).”
Of Mr. Beck’s goals, the first is quantifiable and has been revised to include contemplated disclosure of the target expense level for the year ended December 31, 2009. As indicated above, this target is subject to change at the discretion of the Company’s board of directors. Factors that may precipitate a change include increases or decreases in the Company’s budget associated with the addition, subtraction, acceleration, delay or termination of planned clinical trials, headcount increases or reductions or other significant events with financial ramifications. As discussed in our telephone conversation of October 13, 2009, the Company does not disclose its projected expense level during the course of the year, as to do so would potentially enable competitors to develop counterstrategies by extrapolating the timing of, and resources devoted to, the development and commercialization efforts of the Company. Accordingly, this information is not provided in the proposed sample disclosure, but will be included in our next proxy statement.
You will note that the revised proposed sample disclosure does not include any numerical or percentage target level of achievement for Mr. Krueger, as the Company believes that to do so will cause significant competitive harm to the Company. Mr. Krueger’s performance goals include the consummation of collaborative and strategic relationships and agreements, and the assessment of his performance against these goals is determined, in part, by comparison of the economic value of those relationships and agreements against targeted values. The economic value of these relationships and agreements are highly negotiated in almost every instance. Disclosure of this information would severely impair the Company’s negotiating position with potential collaborators and strategic partners. Additionally, the Company’s competitors for collaborations and licensing arrangements would be able to use the targeted values, if disclosed, to structure competing proposals to be more favorable than the Company’s, thereby decreasing the Company’s chances of securing collaborative and strategic relationships and agreements.

4939 Directors Place, San Diego, CA 92121
Tel (858)652-6500 Fax (858) 625-0745	www.ardeabio.com

As indicated in the revised disclosure with respect to Ms. Manhard’s personal goal of achieving clinical development and regulatory goals and milestones, these goals and milestones are largely the same as those of the Company publicly disclosed from time to time, as Ms. Manhard has primary responsibility for the Company’s performance in this area. These goals and milestones are subject to evaluation and change during the course of the year as the Company’s development plans evolve and are refined in response to results from ongoing studies and shifts in the Company’s strategic plans.
The Company again respectfully confirms that it will revise the disclosure in its next proxy statement to also discuss, for each named executive officer, the extent to which individual and corporate goals were achieved and how the achievement was used to determine individual bonuses.
* * * * *
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (858) 652-6523 with any questions or further comments you may have regarding this letter.

Respectfully submitted,
/s/ JOHN W. BECK
John W. Beck
Senior Vice President, Finance & Operations Chief Financial Officer

Cc:	Barry D. Quart, Pharm.D. President & Chief Executive Officer Steve Rappatoni — Partner, Stonefield Josephson, Inc.